EST. 1920
10401 NE 8th Street
Suite 500
Bellevue, Washington 98004
September 4, 2007
Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attn: John Fieldsend

Re:	Eddie Bauer Holdings, Inc. and co-registrants Registration Statement on Form S-3 File Nos. 333-144385 and -01 through -06
Dear Mr. Fieldsend:
     Eddie Bauer Holdings, Inc. and the co-registrants listed in the above-captioned registration statements (collectively the “Registrants”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests the effective date for the above-captioned Registration Statements be accelerated to September 6, 2007 at 4:00p.m. Washington, D.C. time or as soon thereafter as practicable.
     The Registrants hereby acknowledge that:
1.	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	The Registrants may not assert the staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, or require any additional information, please do not hesitate to call J. Steven Patterson at Akin Gump Strauss Hauer & Feld LLP at (202) 887-4152.

Very truly yours, Eddie Bauer Holdings, Inc.
By:	/s/ David Taylor
David Taylor
Interim Chief Financial Officer

Eddie Bauer, Inc.
By:	/s/ David Taylor
David Taylor
Interim Chief Financial Officer

 Eddie Bauer Diversified Sales, LLC

 Eddie Bauer Services, LLC

 Eddie Bauer International Development, LLC

 Eddie Bauer Information Technology, LLC

Eddie Bauer Fulfillment services, Inc.
By:	/s/ David Taylor
David Taylor
Vice President